
Mail Stop 4720   April 3, 2017

Lloyd W. Baker
Chief Financial Officer
Banner Corporation
10 South First Avenue
Walla Walla, Washington 99362

> **Re: Banner Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 000-26584**

Dear Mr. Baker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Non-GAAP financial measures, page 40

1.   We note on page 42 that you add the net loan discount on acquire loans to the allowance for loan losses and to loans receivable. Please address the following:

- Tell us why adding the net loan discount on acquired loans to the allowance for loan losses provides useful information to investors in evaluating the risks of credit losses in the loan portfolio;

- Tell us how you considered prepayment risk in the loan portfolio with the addition of the net loan discount on acquired loans to the allowance for loan losses;

- Tell us the nature, amount and how you determined the components of the net loan discount on acquired loans; and

- Tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations issued on May 17, 2016 since GAAP requires that the net loan discount be accreted to interest income over the remaining life of the loan and therefore adding the net loan discount to the allowance for loan losses would appear to represent a tailored accounting principle.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3368 with any questions.

Sincerely,

/s/ Michelle Miller

Michelle Miller
Staff Accountant
Office of Financial Services